Exhibit (a)(5)(G)

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

AMERICAN CAPITAL MANAGEMENT, LLC, On Behalf of Itself and All Others Similarly Situated,	Case No.: 10 CIV 6406
CLASS ACTION

Plaintiffs, v.	COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

PENWEST PHARMACEUTICALS CO., ENDO PHARMACEUTICALS HOLDINGS, INC., WEST ACQUISITON CORP., PERCEPTIVE LIFE SCIENCES MASTER FUND LTD., JOSEPH E. EDELMAN, KEVIN C. TANG, JOHN G. LEMKEY, PETER F. DRAKE, DAVID P. MEEKER, ANNE M. VANLENT, RODERICK WONG, and, SAIID ZARRABIAN,	DEMAND FOR JURY TRIAL
Defendants.

CLASS ACTION COMPLAINT

Plaintiff American Capital Management, LLC, on behalf of itself and all other persons similarly situated, by the undersigned counsel, alleges the following upon information and belief, except as to those allegations concerning Plaintiff, which are alleged upon personal knowledge. Plaintiff’s information and belief is based upon, among other things, the investigation of Plaintiff’s counsel, which includes (a) review and analysis of regulatory filings made by Penwest Pharmaceuticals Co. (“Penwest” or the “Company”), with the United States Securities and Exchange Commission (“SEC”); (b) review and analysis of press releases, and media reports issued by and disseminated by Penwest; and (c) review of other publicly available information.

NATURE OF THE ACTION

1. Plaintiff brings this action individually and as a class action on behalf of all persons or entities who have tendered or are being asked to tender their shares of Penwest in connection with a tender offer by which defendant Endo Pharmaceuticals Holdings Inc. (“Endo”), through its wholly owned subsidiary West Acquisition Corp. (“Merger Sub”), proposes to cash out the public shareholders of Penwest for $5.00 per share in cash (the “Tender Offer” or “Offer”).

2. On August 9, 2010, Penwest announced that it had entered into a merger agreement under which its long-time partner in the development and commercialization of Opana® ER, Endo, has agreed to acquire all of the common stock of Penwest for $5.00 per share in cash. The total equity value of the transaction is approximately $168 million.

3. The Tender Offer commenced on August 20, 2010 and is to end on September 17, 2010, unless extended. If the Tender Offer attracts a majority of Penwest shares, it will be followed by a second step Merger that will eliminate the remaining Penwest public shareholders, at the same $5.00 per share cash consideration.

4. However, the offering documents materially misrepresent the consideration to be received by defendant Perceptive Life Sciences Master Fund Ltd. (“PLS”) for 925,000 shares of Penwest stock underlying warrants that defendants PLS and Joseph E. Edelman (“Edelman”) own beneficially. Defendant Edelman is a principal of PLS and is also a Director of Penwest.

5. Contrary to the truth, the offering materials assert that all Penwest officers and directors that own Penwest securities will receive the same $5.00 consideration as every other shareholder. The offering materials falsely state that defendants PLS and Edelman have executed an agreement (“Shareholder Tender Agreement”) requiring them to tender all of the Penwest stock, options and warrants they own in response to the Tender Offer, for the same $5.00 per share to be received by other shareholders who tender. The offering materials conceal the fact that PLS and Edelman beneficially own 925,000 warrants to purchase Penwest shares that are exercisable but will not be tendered pursuant to the Shareholder Tender Agreement. The offering documents fail to disclose that PLS and Edelman can receive more than the $5.00 per share for those 925,000 warrants by opting to have the warrants valued under the Black Scholes Option Pricing Model. That method will yield a value for the warrants equivalent to approximately $6.00 or more per underlying share, representing a substantial premium over the $5.00 per share consideration available to other Penwest shareholders.

6. The offering documents alleged to be false include the Schedule 14D-9 and the Schedule TO, along with the Offer to Purchase annexed to the Schedule TO and sent directly to Penwest shareholders. These offering documents are materially false and misleading in violation of Sections 10(b) and 14(e) of the Exchange Act of 1934 (the “Exchange Act”) and SEC Rule 14D-9, 17 C.F.R. § 240.14d-101, and must be corrected before the Tender Offer is completed and with sufficient time for Penwest shareholders to be notified and to make or alter their response to the Tender Offer, based on the corrected information.

7. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making injunctive relief appropriate. Plaintiff seeks an affirmative injunction requiring Defendants to correct materially false and misleading statements. Unless corrected, the misrepresentations and omissions in the offering documents will taint the tender offer process. Unless corrected, the misrepresentations and omissions will prevent Penwest shareholders from accurately assessing the fairness of the proposed Tender Offer to them and determining whether or not a tender of their Penwest shares is in their best interest because they will be deprived of truthful, material information to which they are entitled.

JURISDICTION AND VENUE

8. The claims asserted herein arise under Sections 10(b) of the Exchange Act, 15 U.S.C. §§78j(b) and Rule 10b-5, 17 C.F.R. §240.10b-5, promulgated thereunder by the SEC, 17 C.F.R. § 240.10b.5, Section 14(e) of the Exchange Act, 15 U.S.C. §§78n(e), as well as SEC Rule 14D-9, 17 C.F.R. § 240.14d-101.

9. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. 78aa and 28 U.S.C. §§ 1331.

10. Venue is proper in this judicial district pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa and 28 U.S.C. §1391(b). Substantial acts in furtherance of the alleged fraud and/or its effects have occurred within this District, and Penwest maintains its principal executive offices in this District.

11. In connection with the acts and omissions alleged herein, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

THE PARTIES

Plaintiff

12. Plaintiff American Capital Management, LLC, as set forth in the accompanying certification, at all times relevant hereto has been and is a stockholder of Penwest and has been asked to tender his shares in connection with the Tender Offer.

Defendants

13. Defendant Penwest is a Washington corporation with its principle executive offices located at 2981 Route 22. Patterson, New York 12563. Penwest is a drug development company that focuses on identifying and developing products that address unmet medical needs, primarily for disorders of the nervous system. Its proprietary drug delivery technologies include TIMERx, a controlled-release technology; Geminex, a technology enabling drug release at two different rates; SyncroDose, a technology enabling controlled release at the appropriate site in the body; and GastroDose system, a technology enabling drug delivery to the upper gastrointestinal tract.

14. Defendant Endo is a Delaware corporation with its principle executive offices located at 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317. Endo is a specialty healthcare solutions company, focused on high value branded products and specialty generics.

15. Defendant Merger Sub is a Delaware corporation and an indirect wholly owned subsidiary of Endo with its principle executive offices located at 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317. On August 6, 2010, Endo established West Acquisition Corp., to act as the purchaser in the tender offer for all outstanding Penwest shares.

16. Defendant PLS is an investment fund focused on healthcare with a particular emphasis in biotechnology companies. PLS owns 6,476,446 shares of Penwest or approximately 20.3% of the Company.

17. Defendant Edelman has served as a director of Penwest since June 2009. Edelman is the Chief Executive Officer and Portfolio Manager of Perceptive Advisors LLC, an investment firm focused on health care with a particular emphasis on biotechnology companies. Edelman is also a principle of PLS.

18. Defendant Kevin C. Tang (“Tang”) has served as a director of Penwest since June 2009. Tang is the Managing Director of Tang Capital Management, LLC, investment firm focused on the health care industry that he founded in August 2002. Tang is also a principle of Tang Capital Partners, LP (“Tang Capital”) an investment firm focused on the healthcare industry. Tang Capital owns 6,695.598 shares of Penwest or approximately 21% of the Company.

19. Defendant John G. Lemkey (“Lemkey”) has served as a director of Penwest since 2010. Lemkey is also the Chief Financial Officer of Tang Capital.

20. Defendant Peter F. Drake (“Drake”) has served as a director of Penwest since 2005.

21. Defendant David P. Meeker (“Meeker”) has served as a director of Penwest since 2007.

22. Defendant Anne M. VanLent (“VanLent”) has served as a director of Penwest since 1998.

23. Defendant Roderick Wong (“Wong”) has served as a director since June 2010.

24. Defendant Saiid Zarrabian (“Zarrabian”) has served as a director since June 2010.

25. Defendants Edelman, Tang, Lemkey, Drake, Meeker, Vanlent, Wong, Penwest, Endo, Merger Sub and PLS are collectively referred to as the “Defendants.”

PLAINTIFF’S CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action as a class action on behalf of itself and all those members who have tendered or are being asked to tender their shares to Penwest in connection with the Tender Offer (the “Class”), pursuant to Federal Rule of Civil Procedure 23(a), (b)(1) and (b)(2). Excluded from the Class are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

27. This action is properly maintainable as a class action because:

a. The members of the proposed Class in this action are dispersed geographically and are so numerous that joinder of all Class members is impracticable. Throughout the Class Period, Penwest’s securities were actively traded on the NASDAQ. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that Class members number in the hundreds or thousands. Millions of Penwest shares were traded publicly during the Class Period on the NASDAQ and as of March 10, 2010, the Company had approximately 31.8 million shares of common stock outstanding. Record owners and other members of the Class may be identified from records maintained by Penwest or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions;

b. Plaintiff’s claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants’ wrongful conduct in violation of federal law that is complained of herein;

c. Plaintiff will fairly and adequately protect the interests of the Class and have retained counsel competent and experienced in class action litigation. Plaintiffs have no interests antagonistic to, or in conflict with, the Class that Plaintiffs seeks to represent;

d. Among the questions of law and fact common to the Class are:

i. whether the federal securities laws were violated by Defendants’ acts as alleged herein;

ii. whether the Defendants have disclosed all material facts in connection with the Tender Offer.

iii. whether plaintiff and the other members of the Class would be irreparably damaged if the Defendants, are not enjoined from the conduct described herein.

iv. whether the members of the Class are entitled to the injunctive relief requested or such other relief as the Court may deem appropriate.

SUBSTANTIVE ALLEGATIONS

Background

28. In September 1997, Endo entered into a collaboration agreement (the “Collaboration Agreement”) with Penwest to exclusively co-develop opioid analgesic products for pain management, using Penwest’s patent protected proprietary technology, for commercial sale worldwide.

29. On April 2, 2002, Endo and Penwest amended and restated their Collaboration Agreement to, among other things, limit the products covered to one single extended release opioid analgesic product, oxymorphone ER, now known as Opana® ER. Endo pays Penwest royalties in connection with net sales of Opana® ER in the United States. Penwest derives the majority of its revenues in the form of royalties received from Endo.

30. Since 2002, Endo and Penwest, from time to time, discussed potential strategic transactions between the parties; however, none of those discussions between Penwest and Endo progressed beyond the preliminary stages.

Proxy Contest Between Penwest and Tang and PLS

31. On January 19, 2010, Tang Capital sent the Company a letter nominating three directors for election at Penwest’s annual meeting. Tang Capital and PLS stated they planned to nominate Joseph Edelman, Kevin C. Tang and Andrew D. Levin for election to Penwest’s board.

In the letter, Tang, said he was “dissatisfied” with the Company’s operating plan and strategic direction.

32. On March 3, 2009, Tang Capital and PLS delivered a letter to the Board of Directors of Penwest urging the Board to take immediate action to preserve shareholder value by substantially winding down Penwest’s operations so that the full value of the Opana® ER royalty income stream could be retained by Penwest.

33. On March 12, 2009, Penwest sent a letter to its shareholders in which the Company provided an update on its financial and business performance and discussed corporate governance matters, including a threatened proxy contest against the Company and the adoption by its Board of Directors of a limited-duration shareholder rights plan.

34. On March 16, 2009, Tang Capital and PLS announced that they initiated legal proceedings against Penwest to investigate Penwest’s corporate actions and confirm Tang Capital and PLS’s ability to nominate directors at the 2009 Annual Meeting.

35. On May 7, 2009, Penwest filed its definitive proxy statement with the SEC and mailed it, along with a letter, to Penwest shareholders in connection with the Company’s annual meeting to be held on June 10, 2009. In the letter, Penwest urged shareholders to vote for Penwest’s director nominees and against the shareholder proposals put forth by Tang Capital and PLS.

36. On May 15, 2009, Tang Capital and PLS sent a letter to the shareholders of Penwest urging shareholders to vote for shareholder proposals brought by Tang Capital and PLS, including proposals to elect three nominees to Penwest’s board of directors, amend the bylaws of Penwest and approve a shareholder resolution on the future direction of the Company.

37. On May 22, 2009, Penwest announced that the Superior Court of the State of Washington for King County has denied the preliminary injunction requested by Tang Capital and PLS in the Company’s proxy vote.

38. On May 26, 2009, Tang Capital and PLS announced that they planned to seek an expedited trial against Penwest. The press release stated, in part,

“It is unfortunate that Penwest’s board has chosen to engage in deceptive and unfair tactics in order to further entrench itself,” commented Kevin Tang of Tang Capital. “We welcome the opportunity to present all of the facts so as to allow the Court to fully consider the case before making a ruling on the merits. We remain confident that the Court will recognize the inequitable conduct of Penwest’s board and grant us the relief we are seeking.”

In its ruling on the preliminary injunction motion, the Court indicated that an expedited trial would be appropriate to have the matter resolved promptly. Tang Capital and Perceptive agree with the Court and intend to request that a trial be held as soon as practical.

Tang Capital and Perceptive filed the lawsuit in response to Penwest’s last-minute disclosure that it had reduced the number of directors to be elected at the 2009 annual meeting of shareholders, which only serves to further reduce the representation of shareholders on the board. In the lawsuit, Tang Capital and Perceptive note that the Company made this disclosure:

•	after Penwest confirmed that the size of the Company’s board was nine directors;

•	after Tang Capital and Perceptive submitted its intention to nominate three directors and submitted a bylaw proposal requiring a 75% board approval for certain significant board decisions; and

•	after the deadline had passed for submitting notification of matters to be brought at the 2009 annual meeting.

“We have no interest in protracted or costly litigation,” noted Mr. Tang. “That is why it is important to note that the lawsuit could have been avoided had Penwest’s board simply been honest and transparent with respect to its intentions, or at a minimum allowed us an opportunity to modify our proposals in light of its late-announced actions. It has refused to do either. Instead, it has taken actions designed to suppress our ability to meaningfully bring matters important to the shareholders to a vote. We continue to request that Penwest’s board bring the litigation to a swift end by allowing us an opportunity to bring our revised bylaw amendment, providing for an 81% super majority for certain significant board decisions, to a vote of the shareholders at the annual meeting.”

39. On June 10, 2009, Tang Capital and PLS announced that, based on voting estimates from their proxy solicitation firm, shareholders had elected two nominees of Tang Capital and PLS as new directors of Penwest. In addition, Tang Capital and PLS’s advisory shareholder resolution regarding the winding down of substantially all of the Company’s operations was approved.

40. On June 22, 2010, Tang Capital and PLS announced that, based on voting estimates from their proxy solicitation firm, shareholders elected all three of their nominees, Wong, Zarrabian and Lemkey, as new directors of Penwest.

Merger Discussions, the Shareholder Tender Agreements and the Tender Offer

41. On July 23, 2010, representatives from Penwest and Endo discussed the possibility of engaging in discussions with respect to a potential business combination of Endo and Penwest.

42. After several days of discussions between the parties, on July 28, 2010 Penwest informed Endo that it was willing to enter an agreement whereby Endo would acquire all of the outstanding shares of Penwest at $5.00 per share.

43. During the afternoon of August 9, 2010, a special meeting of the Board of Directors of Penwest was held to discuss Endo’s potential acquisition of Penwest. At the conclusion of this meeting, the Board of Directors of Penwest unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement were advisable, fair to and in the best interests of the shareholders of Penwest, (ii) adopted and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and declared it advisable that Penwest enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) resolved to recommend that the Penwest shareholders accept the Offer and approve the Merger and the Plan of Merger, and (iv) taken all actions so that the restrictions contained in the Penwest Articles of Incorporation and under applicable Washington law will not apply to the execution, delivery or performance of the Merger Agreement or the Shareholder Tender Agreements or to the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

44. On August 9, 2010, Tang, Tang Capital, PLS and Jennifer Good, President and Chief Executive officer of Penwest entered into shareholder tender agreements (the “Shareholder Tender Agreements”) with Endo and Merger Sub, pursuant to which, among other things, each such shareholder agreed to irrevocably tender (and deliver any certificates evidencing) shares, or cause its shares to be irrevocably tendered, into the Offer. The Shareholder Tender Agreement among PLS, Endo and Merger Sub was amended on August 20, 2010 to correct certain inadvertent factual mistakes. An aggregate of 13,456,004 shares (which includes shares underlying options and warrants), or approximately 36.2% of the fully diluted shares (which includes the number of shares of Penwest common stock outstanding, together with the shares of Penwest common stock that Penwest may be required to issue pursuant to warrants, options or other obligations that are exercisable at prices less than the Offer Price), are subject to the Shareholder Tender Agreements.

45. In the afternoon of August 9, 2010, following the meeting of the Board of Directors of Penwest, Endo and Penwest issued press releases announcing, among other things, the execution of the Merger Agreement and the Shareholder Tender Agreements.

46. Endo and Merger Sub’s Offer to Purchase all outstanding shares of common stock of Penwest at $5.00 per share in cash was filed with the SEC as an exhibit to Penwest’s Tender Offer Statement (the “Schedule TO” under Section 14(d)(l) on August 20, 2010. The Offer to Purchase (“OP”) which is annexed to the Schedule TO is scheduled to expire at Midnight on September 17, 2010, unless extended. Penwest’s Solicitation/Recommendation Statement on Schedule 14D-9 was also filed with the SEC on August 20, 2010.

The False and Misleading Statements that Must Be Corrected

47. The OP filed with the SEC and sent to shareholders, is false and misleading as follows.

a. Under the heading “Have Any Shareholders Already Agreed to Tender Their Shares in the Offer?” the OP in its Summary of Terms, page 9, states that PLS and Edelman have entered into a Shareholder Tender Agreement which obligates them to tender their “Shares” into the tender offer. “Shares” is defined consistently throughout the OP, including the Introduction p. 12, where that term is defined as “all outstanding shares of common stock… (including shares of common stock issuable upon the conditional exercise of options to purchase shares of common stock and warrants to acquire shares of common stock, each option and warrant having an exercise price of less than $5.00 per Share, collectively, the “Shares”…). The statement that PLS and Edelman will tender their “Shares” is false because they did not agree to tender the shares underlying the warrants owned beneficially by them. The statement is further false and misleading because it omits to state that PLS and Edelman beneficially own 925,000 warrants which, by virtue of the optional Black Scholes model valuation, are eligible to receive greater consideration than that received by other shareholders and option holders who tender or are cashed out for $5.00 when the Merger closes.

b. Under the heading “How Will My Outstanding Options and Warrants Be Treated In The Offer And The Merger?” the OP in its Summary of Terms, page 10, states, “Upon consummation of the Merger, each warrant to acquire Shares shall become a warrant to receive . . . an amount of cash equal to the amount that would have been payable with respect to the Shares issuable upon exercise of the warrant if such warrant had been exercised immediately prior to the Merger. However, in lieu of such consideration, at the holder’s election exercisable within 30 days after the closing of the Merger, a holder of such a warrant will be entitled to receive an amount of cash equal to the value of such warrant as determined in accordance with the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg L.P. using (1) a price per Share equal to the value weighted average price of Penwest common stock for the trading day immediately preceding the date of the closing of the Merger, (ii) a risk-free interest rate corresponding [to] the U.S. Treasury rate for a period equal to the remaining term of such warrant as of the date of the closing of the Merger and (iii) an expected volatility equal to the 100 day volatility obtained from the “HVT” function on Bloomberg L.P. determined as of August 10, 2010.” This statement is materially false and misleading because (a) it fails to state that the Black Scholes option described applies to 925.000 warrants beneficially owned by PLS and Edelman and that they are not obligated by the Shareholder Tender Agreement or otherwise to tender for the equivalent of $5.00 per share and (b) PLS and Edelman will benefit substantially by not tendering their warrants for the equivalent of $5.00 per share because the alternative Black Scholes valuation model, using any reasonable assumptions, will result in a substantial premium over the Tender Offer consideration available to other shareholders. The Black Scholes generated value will represent an equivalent share consideration of approximately

$6.00 or more. This represents a premium of 20 percent or more over the $5.00 Tender Offer and Merger consideration available to Penwest’s public shareholders.

c. Under the heading “Shareholder Tender Agreements”, the OP states at page 46 that under the Shareholder Tender Agreements, as amended “to correct certain inadvertent factual mistakes,” insider shareholders including Kevin C. Tang, Chairman of the Board of Penwest, Jennifer Good. President and CEO of Penwest, as well as Perceptive and Joseph Edelman, agreed to irrevocably tender their “Shares” within 5 days of receiving the tender offer. The Shares subject to the mandatory tender are described (consistent with the use of the term throughout the offering documents) as, “An aggregate of 13,456,004 Shares (which includes Shares underlying options and warrants, or approximately 36.2% of the fully diluted Shares …).” Emphasis added. This statement is materially false and misleading because the shares that the insiders were obligated to tender under the Shareholder Tender Agreements did not include warrants and in particular, did not include the 925,000 warrants owned beneficially by PLS and Edelman.

d. Under the heading “Dissenters Rights” at page 53 of the OP Penwest informs shareholders that under Washington State law they will have dissenter’s right to seek appraisal of the value of their Penwest shares only if, inter alia, they do not tender pursuant to the tender offer and then vote “no” on any subsequent merger vote and request payment of the fair value of their shares as determined in an appraisal proceeding. The OP further states, “Any such determination of the fair value of the Shares … could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the shares.” These statements are materially false and misleading because they omit to state that the Black Scholes Option Pricing Model available to defendants PLS and Edelman to value their warrants is a known measure that indicates a fair value of Penwest shares greater than the Offer price of $5.00 per share. This information is particularly important to shareholders who may believe that the Offer price is inadequate but believe that they have no practical alternative to accepting the Offer.

48. The Schedule 14D-9 filed with the SEC in connection with the Tender Offer is false and misleading as follows:

a. The Schedule 14D-9, Item 3, in the sub-section headed “Agreements Between Penwest and its Executive Officers and Directors” at pages 2 through 6 purports to reveal the financial interest of all officers and directors in the Tender Offer and Merger. This section is materially false and misleading because it fails to disclose the interest of defendant Edelman in the 925,000 warrants to purchase Penwest common stock and fails to disclose that Edelman can withhold those warrants from the Tender Offer and receive consideration based on the Black Scholes pricing model that will substantially exceed the consideration received by other shareholders. This section is further misleading because it lists in detailed tables all stock options held by officers and directors that may be tendered and the net amount that would be received by each officer and director for those options. These tables, at pages 3 to 5, show that defendant Edelman owns no options and will receive no Merger consideration for options, but the section omits disclosure of Edelman’s 925,000 warrants and their value. Rather, the Schedule 14D-9 states that Edelman beneficially owns 6,476,446 shares that will receive $32,382,230 if the Tender Offer is completed. The section states at page 2 only that PLS and Edelman, as well as Tang Capital, Tang and CEO Jennifer Good agreed in the Shareholder Tender Agreements “to tender into the Offer shares of Penwest common stock beneficially owned by them (subject to certain limited exceptions) and not to withdraw any such shares previously tendered.” The failure to disclose the existence of the 925,000 exercisable warrants and their value to Edelman and PLS from the Merger violates Section 14(e) of the Exchange Act and SEC Rule 14D-9, 17 C.F.R. § 240.14d-101 (requiring disclosure of the interest of management in Item 3 of the Schedule 14D-9).

b. Also in Item 3, the Schedule 14D-9, under the heading “Shareholder Tender Agreements”, repeats the description of the Shareholder Tender Agreements entered into by Edelman and the other insider shareholders and incorporates by reference that section of the Offer to Purchase entitled “Purpose of the Offer and to Purchase and Plans for Penwest; Summary of the Merger Agreement and Certain Other Agreements.” That section of the OP, at page 46, falsely states (as alleged above at 48(c), that the Shareholder Tender Agreements oblige Edelman and the other shareholder parties to the Shareholder Tender Agreements to tender “13,456,004 Shares (which includes Shares underlying options and warrants) …). Emphasis added.

c. Item 4 of the Schedule 14D-9, “The Solicitation or Recommendation” at page 12, stales that the Board of Directors unanimously voted in favor of the tender offer and Merger on August 9, 2010, and that the Board recommends unanimously that Penwest’s shareholders accept the Offer and tender their shares. This Item 4, including the sub-sections headed “Recommendation of Penwest’s Board” and “Background of the Transaction”, is false and misleading because it fails to state that after August 9, 2010, defendant Edelman determined that he and defendant PLS did not want to be obligated to tender the 925,000 Penwest warrants beneficially owned by them and caused those warrants to be excluded from the Shares covered by the Shareholder Tender Agreements. These materially false statements and omissions set forth in this paragraph violate, inter alia, SEC Rule 14D-9, 17 C.F.R. § 240.14d-101, setting forth requirements for disclosures in Items 3 and 4 of the Schedule 14D-9.

COUNT I

For Violation of Section 10(b) of The Exchange Act and

Rule 10b-5(b) Against All Defendants

49. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

50. The Tender Offer documents (i.e. Schedule 14D-9, Schedule TO and the OP), which Defendants disseminated to Penwest shareholders in connection with the Tender Offer, contained false and misleading statements and omissions of material fact in violation of Section 10(b) and Rule 10b-5.

51. Defendants knew or recklessly disregarded that the Tender Offer documents contained these statements and omissions, and nevertheless failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

52. Plaintiff and other class members did not know, nor in the exercise of reasonable diligence could have known, of the untruths and omissions contained in the Tender Offer documents.

53. As a direct and proximate result of Defendants’ wrongful conduct, Plaintiff and the other members of the Class cannot make an informed decision about whether to tender their shares in connection with the Tender Offer.

54. Defendants must be compelled to disclose additional information to Plaintiff and other members of the Class in order to permit them to make an informed decision.

55. By reason of the conduct alleged herein, the Defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5(b) promulgated thereunder and will continue to do so unless and until the Tender Offer is enjoined by the Court and they are required to issue supplemental and/or corrective disclosures to the members of the Class.

COUNT II

For Violation of Section 14(e) of the Exchange Act

Against the Individual Defendants

56. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

57. The Tender Offer is subject to Section 14(e) of the Exchange Act, which makes it unlawful “to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer. . .”

58. The Tender Offer documents (i.e. Schedule 14D-9, Schedule TO and the OP), which Defendants disseminated to Penwest’s shareholders in connection with the Tender Offer, contained false and misleading statements an omissions of material fact in violation of Section 14(e).

59. Defendants knew or recklessly disregarded that the Tender Offer documents contained these statements and omissions, and nevertheless failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

60. Plaintiff and other class members did not know, nor in the exercise of reasonable diligence could have known, of the untruths and omissions contained in the Tender Offer documents, and as shareholders of the Company subject to the Tender Offer, require the protection of Section 14(e).

61. As a direct and proximate result of Defendants’ wrongful conduct, Plaintiff and the other members of the Class cannot make an informed decision about whether to tender their shares in connection with the Tender Offer.

62. Defendants must be compelled to disclose additional information to Plaintiff and other members of the Class in order to permit them to make an informed decision.

63. By reason of the conduct alleged herein, the Defendants have violated Section 14(e) of the Exchange Act and will continue to do so unless and until the Tender Offer is enjoined by the Court and they are required to issue supplemental and/or corrective disclosures to the members of the Class.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment as follows:

A. Declaring this action to be a proper class action and certifying Plaintiff as a class representative;

B. Enjoining, preliminarily and permanently pursuant to Federal Rules of Civil Procedure 23(a) and 23(b)(1) and (b)(2) Defendants, and any person or entity affiliated with them, from proceeding with any aspect of the Tender Offer or any attendant transaction thereto, including the acceptance of any tendered shares, until such time as Defendants disseminate all material information relating to the Tender Offer;

C. Awarding Plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for Plaintiff’s attorneys and experts; and

F. Granting Plaintiff and the other members of the Class such other and further relief as the Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: August 26, 2010

ABBEY SPANIER RODD & ABRAMS, LLP

By:	/s/ Arthur N. Abbey
Arthur N. Abbey, Esq.
aabbey@abbeyspanier.com
Stephem T. Rodd, Esq.
srodd@abbeyspanier.com
Jill S. Abrams, Esq.
jabrams@abbeyspanier.com
Richard B. Margolies, Esq.
rmargolies@abbeyspanier.com
212 East 39th Street
New York, NY 10016
Tel.: 212-889-3700
Fax: 212-684-5191

CERTIFICATION OF LEAD PLAINTIFF

PURSUANT TO FEDERAL SECURITIES LAWS

I Philip Mirabelli, on behalf of American Capital Management, declare as follows:

1.	I have reviewed a copy of the complaint filed in this action.

2.	American Capital Management did not purchase the security that is the subject of this action [Penwest Pharmaceuticals Co. (PPCO)] at the direction of counsel, Abbey Spanier Rodd & Abrams, LLP, or in order to participate in any private action arising under the Private Securities Litigation Reform Act (the “PSLRA”).

3.	I am willing to serve as a representative party on behalf of a class and will testify at deposition and trial, if necessary.

4.	American Capital Management transactions in the security that is the subject of this litigation during the class period set forth in the complaint are as follows:

Security (Common Stock, Call. Put, Bonds)	Transaction (Purchase/Sale)	Quantity	Trade Date	Price Per Share/ Security
PPCO Common Stock	Purchase	2500	8/17/2010	$5.02

*	List additional transactions on a separate sheet of paper, if necessary. If the securities were purchased by joint owners, please provide the above information for the co-owner.

5.	American Capital Management has not served as or sought to serve as a representative party on behalf of a class during the last three years, except as stated herein:

6.	American Capital Management will not accept any payment for serving as a representative party, except to receive its pro rata share of any recovery or as ordered or approved by the court or any award to it by the Court of reasonable costs and expenses (including lost wages) directly relating to its representation of the class.

I declare under penalty of perjury that the foregoing is true and correct.

Dated:	8/26/2010	Signed:	/s/ Philip W Mirabelli

Print Name:	Philip W Mirabelli

Address, City, State, Zip Code:	112 West 18th ST 3A
New York, NY 10011

Telephone No.: 646-489-3158

Business Telephone No. (if applicable):

Telecopier No. (if applicable):

E-mail address (if applicable): PhilMirabelli@yahoo.com

If the securities were purchased by joint owners, please provide the above information for the co-owner.

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